Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7660	E-mail Address dfertig@stblaw.com

October 4, 2016

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:                                         Ms. Barbara C. Jacobs, Assistant Director

Mr. Gabriel Eckstein, Esq., Staff Attorney

Mr. Matthew Crispino, Esq., Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Re:                             GDS Holdings Limited

Registration Statement on Form F-1

CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s registration statement on Form F-1 (the “Registration Statement”).

DANIEL FERTIG	ADAM C. FURBER	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to Draft No. 4 to the Company’s Registration Statement confidentially submitted to the Commission on September 2, 2016 (the “September 2 Submission”).

On behalf of the Company, we wish to thank you and the other members of the Commission for your prompt response to the Company’s request for comments.

The Company has responded to the Staff’s comments contained in the comment letter dated September 20, 2016 from the Staff (the “September 20 Comment Letter”) by revising the September 2 Submission or providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the September 2 Submission to update certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the September 20 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in Draft No. 4 where the disclosure addressing a particular comment appears.

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Capitalization, page 66

1.                                      Please revise your pro forma information to reflect the entire dividend to be paid in cash and in ordinary shares upon completion of the offering. Also revise similar pro forma disclosure elsewhere in the prospectus accordingly.

In response to the Staff’s comment, the Company has revised the pro forma information on page 68 to reflect the entire dividend to be paid in cash and in ordinary shares upon completion of the offering, assuming the preferred dividends were declared and payable on June 30, 2016 and as if the completion of the offering had occurred on June 30, 2016. As requested by the Staff, the Company has also updated other sections, including the pro forma disclosure on page 14 and the footnote disclosure to the principal shareholder table on pages 163-165, which disclosure will be further updated when the Registration Statement containing a price range is filed.

Critical Accounting Policies, page 92

2.                                      Considering the increased significance of your VIEs to your operations in 2016, please revise to add the consolidation of your VIEs as a critical accounting policy. Include in your disclosures significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of the VIEs and why consolidation of those entities in your consolidated financial statements was appropriate.

In response to the Staff’s comment, the Company has added disclosure regarding the consolidation of our VIEs as a critical accounting policy on pages 92-93.

Unaudited Condensed Consolidated Balance Sheets, page F-62

3.                                      Please revise to reflect the preference dividend to be paid upon completion of this offering, in both cash and ordinary shares, in a pro forma balance sheet alongside the historical balance sheet, if material. Also, if material, revise to include pro forma per share data giving effect to both the number of shares that will be issued to pay the dividend and the number of shares whose proceeds will to be used to pay the cash portion of the dividend. We refer you to SAB Topic 1.B.3.

In response to the Staff’s comment, the Company has revised the unaudited pro forma financial information contained in Note 20 on pages F-88 and F-89 to reflect the preference dividends to be paid upon completion of this offering assuming the preferred dividends were declared and payable on June 30, 2016 and as if the completion of the offering occurred on June 30, 2016.

The Company has included disclosures in Note 20  to state that the number of ordinary shares to be issued to pay the preference dividends is determined based on the initial public offering price of the Company’s ordinary shares and the dividend amount to be paid in ordinary shares, as elected by the preferred shareholder. In the Registration Statement to be filed containing the estimated price range of the offering and then in the final prospectus, the Company will update the disclosure to disclose the estimated and actual number of ordinary shares that are to be issued to pay the preference dividend based upon the estimated price range and the final price, respectively, and based upon the election of the shareholders for cash and/or shares.

The Company respectfully advises the Staff that the pro forma loss per share giving effect to (i) the number of shares that will be issued to pay the dividend and (ii) the number of shares whose proceeds will be used to pay the cash portion of the dividend is not material to the historical loss per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016.  The effect of including the number of shares to pay the preference dividend in ordinary shares and the number of ordinary shares whose proceeds will to be used to pay the cash portion of the preference dividend would not have resulted in a pro forma net loss per share greater than the actual basic net loss per share for the year ended December 31, 2015 and six-month period ended June 30, 2016.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Principles of Consolidation, page F-69

4.                                      Please revise to disclose, if material, any unrecognized revenue producing assets held by the VIEs such as licenses, trademarks, and other intellectual property or facilities. Refer to ASC 810-10-50-5A.d.

The Company has revised the disclosure on page F-72 to disclose the unrecognized revenue producing assets held by the VIEs.

Note 8. Loans and Borrowings, page F-76

5.                                      Please revise to disclose all the terms of repayment for the loan facilities discussed in Note 8(iv) as described on pages 112 – 113.

The Company has revised the disclosure on pages F-78 and F-79 to disclose the terms of repayment of the loan facilities that are described on pages 114-115.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:                                William Wei Huang, Chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin, Esq.

David Lee, Esq.

Simpson Thacher & Bartlett

Karen Yan, Esq.

William L. Hughes, Esq.

Gordon K. Davidson, Esq.

Fenwick & West LLP

Jessie Qian

Kevin Huang

KPMG Huazhen LLP